UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-9875

TRI CITY BANKSHARES CORPORATION
(Exact name of registrant as specified in its charter)

6400 S 27th Street, Oak Creek, Wisconsin  53154
(414) 761-1610
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $1.00 Per Share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports: * Please see Explanatory Note below.

☐	Rule 12g-4(a)(1)
☐	Rule 12g-4(a)(2)
☐	Rule 12h-3(b)(1)(i)
☐	Rule 12h-3(b)(1)(ii)
☐	Rule 15d-6

EXPLANATORY NOTE:  The Registrant is a bank holding company relying on Section 12(g)(4) of the Securities Exchange Act of 1934, as amended by the Jumpstart Our Business Startups Act, to terminate its duty to file reports with respect to the above-referenced common stock.

Approximate number of holders of record as of the certification or notice date:  570

Pursuant to the requirements of the Securities Exchange Act of 1934, Tri City Bankshares Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: August 8, 2012	/s/ Frederick R. Klug
Frederick R. Klug
Senior Vice President
(Chief Financial Officer)